March 1, 2007

Correspondence filed Via Edgar

And Via Telefax (202) 772-9369

Ms. April Sifford

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:

Bronx Ventures Inc. (the “Company”)

Form 20-F for the fiscal year ended December 31, 2005

Filed June 28, 2006

Commission File No.: 0-16353

Dear Ms. Sifford:

Reference is made to your letter dated January 9, 2007.

Form 20-F for the fiscal year ended December 31, 2005

Balance Sheets, page 56

We wish to advise the staff that the Company was not aware of the requirements of the Investment Company Act of 1940 (“1940 Act”) at the time when the Company sold its software licensing rights in exchange for shares of Las Vegas From Home.com Entertainment (“LVFH”). However, in response to the staff’s comments under the 1940 Act, we have retained U.S. securities law counsel to advise the Company on this issue.

We hereby confirm that the primary business of the Company going forward will be the exploration and development of mineral resources, and that the Company will take all necessary actions and precautions to ensure that it complies with the requirements of the 1940 Act.

On the advice of counsel, the Company intends to divest itself of its LVFH shares during the current fiscal year. We propose to sell the LVFH shares in the open market, in ordinary secondary trading transactions, beginning in May 2007 (when transfer restrictions on the shares will expire) and ending not later than December 31, 2007. Our intention is to sell the shares in an expeditious but orderly manner during that time period with a view toward avoiding any negative impact on the market price for the shares.

We undertake to ensure that future filings of the Company with the Commission will clearly disclose that the primary business of the Company is the exploration and development of mineral resources. We will also disclose that the Company intends to liquidate its investment in the LVFH shares during the current fiscal year.

We trust that these responses are satisfactory. However, should you have any further questions or comments, we will seek to cooperate in addressing them to your satisfaction.

Yours sincerely,

“Bedo H. Kalpakian”

______________________

Bedo H. Kalpakian

President, CEO and CFO

CC: Brad Wiggins

Theodora Oringher Miller & Richman PC

Direct: 661.297.1520

Fax: 310.551.0283

bwiggins@tocounsel.com

Suite 100, 1255 West Pender Street

Vancouver, British Columbia, V6E 2V1

Tel: (604) 681-1519  Fax: (604) 681-9428

Website: www.bronxventures.com

Email: info@bronxventures.com